Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 4, 2023

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, New York 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II
Amendment No. 3 to Registration Statement on Form S-4/A Filed December 22, 2022 File No. 333-267393

Ladies and Gentlemen:

On behalf of Legato Merger Corp. II (the “Company”), we hereby respond as follows to the Staff’s comment letter, dated January 3, 2023, relating to the above-referenced Registration Statement on Form S-4/A (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

January 4, 2023

We are respectfully requesting continued confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. Such request for confidential treatment has been made because of the commercially sensitive nature of certain of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form S-4/A filed December 22, 2022

Summary of Proxy Statement/Prospectus, page 11

1.	We note your disclosure on page 17 that the Book Value per Diluted share under a No Redemption, 50% Redemption and Maximum Redemption Scenarios are $7.71, $7.10 and $6.10, respectively, as of September 30, 2022. Based on the disclosures on pages 24 and 25, it would appear such amounts should be $6.92, $6.11 and $4.77, respectively. Please revise or advise.

We have revised the disclosure on page 17 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Financial Statements, page 51

2.	We note your response to our comment number 2. Please further expand your disclosures to disclose that the Company expects to account for the contingent consideration under ASC 815-40 with any subsequent changes in fair value impacting earnings.

We have revised the disclosure on page 59 of the Registration Statement as requested.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

January 4, 2023

3. Business Combinations, page F-52

3.	We note your response to our comment number 3. It is still not clear the accounting model that the Company is applying in concluding that subsequent changes in fair value related to the TZC claim should be recognized in earnings. In that regard, we note the Company's response that the guidance it is relying on to account for subsequent changes in fair value of American Bridge's portion of the TZC claim is ASC 820-10-35. That guidance only provides a framework for subsequently recognizing fair value measurements, however, and does not provide guidance on whether subsequently recognizing changes related to fair value is required under the applicable accounting model for recognizing the investment in TZC. Furthermore and as previously noted, it appears that the Company is employing the equity method of accounting for its balance sheet reporting and the proportional consolidation method for its statement of operations reporting. As such, it would appear that the Company is subject to the guidance in ASC 323 in applying the equity method of accounting in addition to the guidance in ASC 970- 323-25-12 and ASC 970-810-45-1 for the proportional consolidation method. To the extent the Company is relying on such guidance, it is not clear how the Company determined that the portion related to subsequent changes in fair value of the TZC claim should be recognized after the Company initially recognized the investment at fair value under ASC 805-20-30-1. Please clarify.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

January 4, 2023

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Gregory Monahan, CEO

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II